From:	Daniel S STERNBERG [mailto:dsternberg@cgsh.com]
Sent:	Wednesday, September 26, 2007 6:45 PM
To:	brehenyb@sec.gov; murphyce@sec.gov
Cc:	Giovanni P PREZIOSO; Carlson, Robert (Rob) R.; Zuppone, Michael
Subject:	Dubai World – Draft Response.pdf

Brian,

I am sending (attached hereto) the proposed response we discussed with you and Tina earlier this evening to the Staff’s comment in its September 17th letter to Paul Hastings regarding the disclosure of financial information in the Dubai World tender offer.

Giovanni and I, as well as Michael Zuppone and Robert Carlson of Paul Hastings, will be available at your convenience tomorrow to discuss any comments or questions you may have.

Thank you (and Tina) again for your time and efforts in helping us address this issue.

Dan

Daniel S. Sternberg  |  CLEARY GOTTLIEB STEEN & HAMILTON LLP

One Liberty Plaza  |   New York, New York 10006

T: 212.225.2630  |  F: 212.225.3999  |  M: 917.822.8696

dsternberg@cgsh.com

www.cgsh.com

DRAFT Response to Comment Number 1 in September 17, 2007 Letter:

Based on our prior written correspondence and subsequent phone conversations with the Staff, Dubai World proposes to include the following textual disclosure of certain summary financial information regarding Dubai World and its subsidiaries in a supplement to the Offer to Purchase, which would be attached to an amendment to the Schedule TO:

“The Purchaser through its parent, Dubai World, has the financial resources necessary to complete the Offer. Based on Dubai World’s unaudited pro forma consolidated financial information, at December 31, 2006, Dubai World had total consolidated assets of not less than $50,000,000,000 and total equity of not less than $20,000,000,000. For the 12-month period ending on December 31, 2006, total pro forma consolidated revenues for Dubai World were not less than $8,000,000,000, resulting in net income of not less than $750,000,000. The foregoing pro forma consolidated financial information represents Dubai World’s good faith estimates of such information, but has not been audited, reviewed or compiled by Dubai World’s independent accounting firm. ”

This textual disclosure is in lieu of consolidated financial statements of Dubai World, since as we have previously advised the Staff (and hereby reconfirm), Dubai World has not prepared consolidated financial statements and thus they are not available (nor have they been provided to any of Dubai World’s potential financing sources).

Please note that, as reflected in the proposed disclosure, the information is presented on a pro forma basis and has not been audited, reviewed or compiled by Dubai World’s independent accounting firm.